

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2017

Yi Hsiao Mao
Chief Executive Officer
China United Insurance Service, Inc.
7F, No. 311 Section 3
Nan-King East Road
Taipei City, Taiwan

> **Re:  China United Insurance Service, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 15, 2017**
> **File No. 000-54884**

Dear Mr. Mao:

We have reviewed your November 7, 2017 response to our comment letter and have the following comment.  In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.  Our references to prior comment is to our comment in our October 24, 2017 letter.

Form 10-K for the Year Ended December 31, 2016

Acquisition of GHFL, page 105

1.    Your response to prior comment 2 does not demonstrate that your acquisition of GHFL was that of a business as defined in ASC 805-10-55. For instance, we are unclear from your response what inputs as described in ASC 805-10-55-4a. you acquired. Your response indicates:

- At the time of acquisition, through Mr. Li and the management team in GHFL, GHFL served as an investing company to target other insurance intermediary and financial service companies. In this regard, it is not clear whether Mr. Li and the management team represent employees that were acquired as part your acquisition of GHFL.

- Mr. Li assumed the role of the Company's lead negotiator, in charge of negotiating and administrating of the Company's acquisition agreements with other insurance intermediary companies because he possessed an extensive professional network as the Chairman of Insurance Brokerage Association of Taiwan. In this regard, it is not clear how this relates to your acquisition of GHFL and represents an input acquired in the acquisition particularly since Mr. Li was one of the Company's directors at the time of the GHFL acquisition.
- After the acquisition, the Company has continued to position GHFL as a holding company for a variety of firms from different but related industries, and has approached many mid-sized intermediary firms, attempting to complete other acquisition transactions. It is not clear what inputs within GHFL acquired in the acquisition you used for these purposes.

Please address our concerns in each of the above bullets and demonstrate for us that you acquired inputs as described in ASC 805-10-55-4a.

You may contact Keira Nakada at 202-551-3659 or Jim Rosenberg at 202-551-3679 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance